UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated May 26, 2015, announcing that the Company's Board of Directors (the "Board") has appointed Mr. Lambros Theodorou to the Board as an independent, non-executive director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: May 26, 2015	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING APPOINTS NEW NON-EXECUTIVE DIRECTOR

ATHENS, Greece (May 26, 2015) - Paragon Shipping Inc. (NASDAQ: PRGN) (the "Company") announced today that its Board of Directors has appointed Mr. Lambros Theodorou to the Board of Directors as an independent, non-executive director, effective May 18, 2015. Mr. Theodorou will also be appointed to the Company's Audit, Compensation and Nominating and Corporate Governance Committees, effective May 18, 2015.

Mr. Theodorou has over 35 years of experience in the banking sector. He held executive positions at various banks in Athens. From 1994 to 2013, Mr. Theodorou served as the Deputy General Manager and head of the Shipping Unit of EFG Eurobank S.A. Prior to this, Mr. Theodorou held the position of Vice-President and Piraeus Shipping Manager of the Shipping Department of The Chase Manhattan Bank N.A.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping's current fleet consists of sixteen drybulk vessels with a total carrying capacity of 980,399 dwt. In addition, Paragon Shipping's current newbuilding program consists of two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. The Company's common shares and senior notes trade on NASDAQ under the symbols "PRGN" and "PRGNL," respectively. For more information, visit: www.paragonship.com. The information contained on the Paragon Shipping's website does not constitute part of this press release.

Contacts
Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087